UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                         Amendment No. 1 (Final)
                                   to
                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934


                Air Transportation Holding Company, Inc.
                            (Name of Issuer)

                 Common Stock, $.25 par value per share
                     (Title of Class of Securities)



                                009224304
                             (CUSIP Number)


                            Thomas B. Henson
                        1900 Independence Center
                         101 North Tryon Street
                     Charlotte, North Carolina 28246
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                             March 14, 1997
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .







                    This statement contains 4 pages.

                              SCHEDULE 13D

CUSIP NO. 009224304           PAGE 2 OF 4 PAGES

1     NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas B. Henson

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) (b)

3     SEC USE ONLY

4     SOURCE OF FUNDS*
     00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(3)

6     CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7     SOLE VOTING POWER
      0

8     SHARED VOTING POWER
      0

9     SOLE DISPOSITIVE POWER
      0

10    SHARED DISPOSITIVE POWER
      0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
      0

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14    TYPE OF REPORTING PERSON*
      IN





Preliminary Statement

      This Amendment No.1 (this "Amendment") is being filed by Thomas B. Henson to amend information applicable to him as set forth in the Statement of Beneficial Ownership on Schedule 13D (the "Statement") dated August 23, 1995 filed by David Clark and Thomas B. Henson with respect to shares of common stock (the "Common Stock") of Air Transportation Holding Company,
Inc. (the "Issuer"). Capitalized terms not otherwise defined herein have the meanings given to them in the Statement.

      On March 14, 1997, David Clark revoked the trust (the "Trust") under Agreement dated August 21, 1995 established by David Clark (the "Trust Agreement") for which he and Thomas B. Henson served as trustees. As a result of such action, Mr. Henson has ceased to beneficially own more than five percent of the outstanding shares of Common Stock. Accordingly, this Amendment is Mr. Henson's final amendment to the Statement. Since such date, but prior to the filing of this Amendment, Mr. Clark died.

Item 1.     Security and Issuer.

      This Amendment is filed with respect to shares of Common Stock, $.25 par value per share, of Air Transportation Holding Company, Inc., a Delaware corporation. The address of the principal executive offices of the Issuer is 3524 Airport Road, Maiden, North Carolina 28650.

Item 2.     Identity and Background.

      This Amendment is filed by Thomas B. Henson. Thomas B. Henson is an attorney with the law firm of Robinson, Bradshaw & Hinson, P.A., 1900, Independence Center, 101 North Tryon Street, Charlotte, North Carolina
28246. During the past five years, neither Mr. Clark nor Mr. Henson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that as a result of which subjects or subjected him to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Henson is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

      Not applicable.

Item 4.     Purpose of Transaction.

      On March 14, 1997, David Clark revoked the Trust under the Trust Agreement for which he and Thomas B. Henson served as trustees. As a result of such action, Mr. Henson has ceased to beneficially own more than five percent of the outstanding shares of Common Stock.





Item 5.     Interest in Securities of the Issuer.

      (a)   Not applicable.

      (b)   Not applicable.

      (c) The information set forth in Item 4 is incorporated by reference herein.

      (d) The information set forth in Item 4 is incorporated by reference herein.

      (e) Thomas B. Henson ceased to beneficially own more than five percent of the outstanding shares of Common Stock on March 14, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information set forth in Item 4 is incorporated by reference herein.

Item 7.     Material to be Filed as Exhibits.

      No exhibits are filed with this Amendment.


                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



Date:  April 24, 1997           /s/ Thomas B. Henson
                              Thomas B. Henson